Exhibit 99.B(g)(2)

AMENDMENT TO THE CUSTODIAN AGREEMENT BETWEEN ADVISER MANAGED TRUST AND BROWN BROTHERS HARRIMAN & CO. DATED AUGUST 23, 2011

THIS AMENDMENT dated as of October 26, 2016, to the Custodian Agreement, dated as of August 23, 2011, (the “Agreement”), is entered into by and among the ADVISER MANAGED TRUST, an open end investment management company organized under the laws of the State of Delaware (the “Trust”) on behalf of its portfolios listed on Schedule A attached to the Agreement (each a “Fund” and collectively, the “Funds”) and BROWN BROTHERS HARRIMAN & CO, a limited partnership formed under the laws of the State of New York (the “Custodian”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to add additional terms; and

WHEREAS, Article 13.4 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereby agree to amend the Agreement as follows:

1. The following is added as a new Section 6.14 to the Agreement:

“Registration Document Completion Service. Each Fund may appoint the Custodian to further provide registration document completion services for account openings, name changes, conversions, mergers, market-specific licensing renewals, account closings and other events, and for such markets, as may be agreed between each Fund and the Custodian from time to time (the “Registration Services”). Each Fund shall pay Custodian such fees as may be agreed between the parties from time to time with respect to the Registration Services in accordance with Section 14 hereof. Each Fund further acknowledges and agrees that: (i) as part of the Registration Services, the Custodian will, in compliance with the standard of care set forth in Section 9 of this Agreement, complete registration documentation for the agreed markets on behalf of the Fund and then forward such documentation to the Fund or an Authorized Person for final review and signature on behalf of the Fund; (ii) by the Fund or an Authorized Person signing and submitting the aforementioned documentation to the Custodian on behalf of the Fund (the “Submitted Documents”), the Fund shall be deemed to have confirmed to the Custodian that the Fund has reviewed the Submitted Documents and has determined that all of the information contained therein is accurate and complete; (iii) the submission of the Submitted Documents to the Custodian, shall be deemed an Instruction under Section 4 hereof to open one or more accounts in the referenced market (in accordance with the information provided in the Submitted Documents) and to provide the Submitted Documents and/or the information contained therein to the Subcustodian in the referenced market (and where applicable, for further submission to the relevant Securities Depository, exchanges, regulatory and tax authorities, tax agents and/or brokers in the referenced market).”

2. Except to the extent amended hereby, the Agreement shall remain in full force and effect.

3.                 This Amendment shall be governed by such laws as provided in Section 13.5 of the Agreement. This Amendment may be executed in original counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Amendment and together with the Agreement, shall represent the entire understanding of the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the date first above written.

BROWN BROTHERS HARRIMAN & CO.

By:	/s/ Elizabeth E. Prickett
Name: Elizabeth E. Prickett
Title: Managing Director

ADVISER MANAGED TRUST

By:	/s/ Stephen G. MacRae
Name: Stephen G. MacRae
Title: V.P.